Exhibit 10.9

December 23, 2019

Dear Jordana:

We are pleased to offer you a position with Claire’s Stores, Inc. Summarized below are the key points of your job offer:

POSITION – Executive Vice President and Chief Human Resources Officer

REPORTING RELATIONSHIP – Chief Executive Officer

START DATE – February 3rd assuming 4 week transition at current employer. Date to be finalized.

SALARY – Your annual base salary will be $425,000 per year, paid in accordance with the Company’s standard payroll practices.

SIGN-ON BONUS – Your start date will be delayed to support an orderly transition in your current role and to enable receipt of your 2019 bonus from your current employer. Should your departing company require your more immediate departure or is unwilling to pay your full bonus you will be provided a sign on bonus equal to the difference of $240,000 and the amount paid by current company. The bonus will be paid 2/3rds within two weeks of start date and 1/3 six months after start date. In the event of voluntary termination of the employment relationship by the Associate within one (1) year of the start date, the Associate agrees to reimburse the Company the sign-on bonus.

BONUS – You will participate in the company’s Annual Incentive Plan (AIP). Your annual Target award will be 60% of Base Salary. The AIP is based on Company performance, and can be based on other factors such as individual performance. Your 2020 bonus will not be pro-rated.

LONG-TERM INCENTIVE – You will be eligible to participate in the Company’s Long-Term Incentive Program as approved by the Board of Directors. Your target grant value will equal 75% of your annual base salary and you will receive a five-year grant (i.e., five times your annual target grant value). The timing of the initial grant will be as approved by the Board of Directors. Grants are comprised of 50% time based shares and 50% performance based shares. Detailed information of the plan will be provided to you during a comp and benefit overview after your start date.

SPECIAL LTIP GRANT – You will also be granted a special LTIP grant valued at $500K. This special LTIP grant will operate under the same plan as the Long-Term Incentive with 50% time based and 50% performance based shares.

RESTRICTIVE COVENANTS AND CONFIDENTIALITY PROVISIONS – You will be subject to the Company’s standard non-competition, non-solicitation and confidentiality provisions.

SEVERANCE/NOTICE PERIOD – You will be eligible for the following severance package in the event your employment is terminated by the Company without “Cause” (as defined below) provided you execute a standard release and agree to standard non-competition and non-solicitation provisions. Severance will be subject to a set-off against any base salary earned by you during the severance period.

Cash Severance: twelve months’ base salary (using the employee’s salary rate in effect at the time of termination, or, if greater, such salary rate in effect at any time in the 12 months prior to such termination). Such cash severance shall be paid over twelve months in equal installments in the form of payroll continuation in accordance with the Company’s regular payroll periods.

Pro Rata Bonus: a bonus in an amount equal to the actual bonus which would have been payable under the AIP for the year of the termination, based on actual performance, had you remained employed through the end of the year of such termination, multiplied by a fraction the numerator of which is the number of days of employment during the calendar year of termination and the denominator of which is 365. Such bonus shall be payable at the time otherwise payable under the AIP, had employment not terminated.

Welfare Benefits Continuation: provided you timely elect COBRA coverage, an amount sufficient to cover the employer portion of medical benefits for a period of twelve months at the levels in effect for you and your eligible dependents immediately prior to termination of employment.

“Cause” means the occurrence of any one or more of the following events: (i) an act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with the Company; (ii) intentional damage to the Company’s assets; (iii) intentional disclosure of the Company’s confidential information contrary to the Company’s policies; (iv) material breach of your obligations under the terms of your employment; (iv) intentional engagement in any activity which would constitute a breach of your duty of loyalty or of your obligations under this Agreement; (v) material breach of any material policy of the Company or Company’s parent that has been communicated to you in writing; (vii) the willful and continued failure to substantially perform your duties for the Company (other than as a result of incapacity due to physical or mental illness); or (viii) willful conduct by you that is demonstrably and materially injurious to the Company, monetarily or otherwise. An act, or a failure to act, shall not be deemed “willful” or “intentional” unless it is done, or omitted to be done, by you in bad faith or without a reasonable belief that your action or omission was in the best interest of the Company. Failure to meet performance standards or objectives, by itself, does not constitute “Cause”. In consideration of the benefits that will be provided to you, you agree that in the event of your voluntary termination, you will provide a notice of at least 30 days prior to your termination date.

VACATION AND PAID TIME OFF – 25 days per year; prorated in your initial year of hire based on date of hire.

BENEFITS PROGRAMS – You will be eligible to participate in Claire’s U.S. Benefits program, including medical, HSA, dental, vision, life, and accident plans, subject to applicable waiting periods. Specific coverages and costs are outlined in the “Your Benefits Your Way” brochure provided to you.

RELOCATION – You will be eligible for relocation under the Company’s Relocation Policy.

401(K) PLAN – Eligible after 90 days of service.

AGREEMENT – Acceptance of this position is contingent upon signing the enclosed Employee Restrictive Covenant and Intellectual Property Assignment Agreement.

You agree to keep the terms of this offer confidential and not disclose the terms of this offer to any other parties, except on a need to know basis to evaluate your decision to accept this offer.

This letter is not a contract of employment between you and the Company, nor is it an offer to enter into a contract. Rather, this letter has been prepared to summarize your new position and some of the benefits we provide. Except as expressly stated in this letter, there are no understandings, written or oral, relating to your employment. The Company reserves the right to change the benefits and other matters reflected in this letter at any time.

Please acknowledge acceptance of the terms stated herein by signing a copy of this letter and returning it to my attention.

Sincerely,

/s/ Jordana Kammerud	1/5/2020
Jordana Kammerud	Date

Ryan Vero

CEO Claires Holdings LLC

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